James P. Shanahan Senior Vice President & Chief Compliance Officer	CIT Group Inc. 1 CIT Drive Livingston, NJ 07039 Tel: 973-740-5371 Fax: 973-740-5595 james.shanahan@cit.com

September 8, 2008

Ms. Brittany Ebbertt
Staff Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	CIT Group Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 29, 2008 Form 10-Q for the Period Ended March 31, 2008 Filed May 12, 2008 File No. 001-31369

Dear Ms. Ebbertt:

This is to confirm our conversation on Friday, September 5, 2008, in which you agreed to extend CIT’s time to respond to your comment letter, dated August 27, 2008, from September 11, 2008 to September 19, 2008. Thank you for your consideration in agreeing to this extension.

Sincerely,

/s/ James P. Shanahan
James P. Shanahan Senior Vice President & Chief Compliance Officer
cc:	Kevin W. Vaughn Accounting Branch Chief